UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RICE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

762819100

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream GP Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%

14	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream GP Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Energy Operating LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT RE, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

This Amendment No. 4 to Schedule 13D (Amendment No. 4) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on December 23, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 7, 2016, and Amendment No. 2 to Schedule 13D filed with the Commission on November 15, 2017 and Amendment No. 3 to Schedule 13D filed with the Commission on February 20, 2018 (as amended, Schedule 13D).  Capitalized terms used in this Amendment No. 4 and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.   Identity and Background.

Item 2(b) of Schedule 13D is hereby amended and restated in its entirety as follows:

(b)  The business address of GP Holdings, GP Management, Rice Midstream Holdings, REO, EQT RE, EPC and EQT is 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania, 15222.

The business address of Investments Holdings is 824 N. Market Street, Suite 220, Wilmington, Delaware 19801.

Item 4.   Purpose of Transaction.

Item 4(a)—(b) of Schedule 13D is hereby amended and supplemented by deleting the last paragraph thereof in its entirety and adding the following additional disclosures:

On February 21, 2018, EQT announced, among other things, that its Board of Directors approved a plan to separate its upstream and midstream businesses, creating a standalone publicly traded corporation (NewCo) that will focus on midstream operations.  NewCo will own the midstream interests held by EQT.  EQT also announced that it plans to pursue the following:

•                                          A drop-down of the Rice Retained Midstream Assets in an accretive transaction to EQM;

•                                          A merger of EQM and the Issuer in an accretive transaction; and

•                                          A sale of the Issuer’s incentive distribution rights (IDRs) to EQT GP Holdings, LP in which, as of February 21, 2018, EQT indirectly owned the entire non-economic general partner interest and an approximately 90.1% limited partner interest.

A copy of the press release in which EQT announced the foregoing (the Separation and Midstream Streamlining Transactions), among other things, is attached to this Schedule 13D as Exhibit H and incorporated into this Item 4 by reference.

Other than the Separation and Midstream Streamlining Transactions, as of the date of this Amendment No. 4, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters).  There can be no assurance that EQT’s plan to pursue the Separation and Midstream Streamlining Transactions will result in a transaction of interest to the Reporting Persons or the Issuer, or as to the terms of such transactions.  The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5.   Interest in Securities of the Issuer.

Item 5(a)—(b) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)—(b)  As of February 21, 2018, the approximate number of Common Units issued and outstanding is 102,303,108. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own 28,757,246 Common Units, which represents an approximately 28.1% limited partner interest in the Issuer. The Reporting Persons have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 28,757,246 Common Units.

As of the date of this Schedule 13D, other than Daniel J. Rice IV, who owned 11,380 Common Units, none of the Covered Individuals own any Common Units.

Item 7.   Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A                              Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein by reference).

EXHIBIT B                              Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT C                              Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT D                              Amended and Restated Limited Liability Company Agreement of Rice Midstream Management LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT E                               Registration Rights Agreement, dated as of December 22, 2014, by and between Rice Midstream Holdings LLC and Rice Midstream Partners LP (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

EXHIBIT F                                Power of Attorney dated November 15, 2017 (incorporated by reference to Exhibit E to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein by reference).

EXHIBIT G                              Agreement and Plan of Merger, dated as of June 19, 2017, by and among Rice Energy Inc., EQT Corporation and Eagle Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on June 19, 2017).

EXHIBIT H                             Press Release, dated February 21, 2018 (incorporated by reference to Exhibit 99.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 22, 2018

EQT CORPORATION

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

EQT PRODUCTION COMPANY

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

EQT RE, LLC

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

RICE ENERGY OPERATING LLC

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

RICE MIDSTREAM HOLDINGS LLC

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

RICE MIDSTREAM GP MANAGEMENT LLC

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM GP HOLDINGS LP

By: Rice Midstream GP Management LLC, its general partner

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

*	/s/Robert J. McNally
By: Robert J. McNally, as attorney-in-fact

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

EXHIBIT INDEX

EXHIBIT A                              Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein by reference).

EXHIBIT B                              Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT C                              Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT D                              Amended and Restated Limited Liability Company Agreement of Rice Midstream Management LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT E                               Registration Rights Agreement, dated as of December 22, 2014, by and between Rice Midstream Holdings LLC and Rice Midstream Partners LP (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

EXHIBIT F                                Power of Attorney dated November 15, 2017 (incorporated by reference to Exhibit E to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein by reference).

EXHIBIT G                              Agreement and Plan of Merger, dated as of June 19, 2017, by and among Rice Energy Inc., EQT Corporation and Eagle Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on June 19, 2017).

EXHIBIT H                             Press Release, dated February 21, 2018 (incorporated by reference to Exhibit 99.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018).